1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 31, 2017

VIA EDGAR

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

and Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,757

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,757 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933, on behalf of the iShares Russell 1000 Pure U.S. Revenue ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on July 6, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide completed “Annual Fund Operating Expenses” and “Example” tables for the Fund at least one week prior to going effective.

Response: The Trust has supplementally provided completed “Annual Fund Operating Expenses” and “Example” tables for the Fund’s Prospectus at least one week prior to the filing becoming effective, as requested.

Comment 2: Please confirm whether all companies that have a domestic sales ratio of 90% or greater are included in the Underlying Index.

Response: The Underlying Index includes all companies in the Russell 1000 Index that have a domestic sales ratio of 90% or greater. Disclosure in the Fund’s Principal Investment Strategies has been clarified accordingly.

Comment 3: Please confirm whether the Underlying Index is not market cap-weighted. If not, please delete or explain the sentence stating that “The Underlying Index is a subset of the market capitalization-weighted Russell 1000 Index.”

Response: The Trust confirms that the Underlying Index is market-cap weighted.

Comment 4: Please disclose the frequency of the rebalance/reconstitution process and how and why the Underlying Index changes over time.

Response: The Trust respectfully notes the Fund’s Principal Investment Strategies section discloses, among other things, that “[t]he Underlying Index will be reviewed and reconstituted annually in September using data at the close of the last business day of August.” The companies included in the Underlying Index may change over time, including changes based on a company’s domestic sales ratio for inclusion in the Underlying Index. In addition, the weighting of a particular company in the Underlying Index may change over time depending on its market capitalization relative to other companies included in the Underlying Index.

Comment 5: Please disclose the number of Underlying Index components.

Response: As of July 11, 2017, there were approximately 429 component securities in the Underlying Index. The Fund’s SAI has been updated to disclose the approximate number of component securities in the Underlying Index.

Comment 6: Please provide additional information about how the Underlying Index is weighted.

Response: Consistent with the Russell 1000 Index, the Underlying Index is market-cap weighted.

Comment 7: Please file the relevant license agreement as an exhibit in the Rule 485(b) filing or identify to the Staff which of the existing license agreements filed as exhibits for iShares Trust’s registration statement includes the Underlying Index.

Response: The Trust respectfully notes that the relevant license agreement has been filed as an exhibit to PEA number 1,512 to the Trust’s registration statement, filed on September 23, 2015. The Fund’s Rule 485(b) filing will include as an exhibit an updated Exhibit A to the relevant license agreement, which will reference the Fund.

Comment 8: Please confirm whether the Trust plans to use back-tested performance data on its website.

Response: The Trust confirms that, consistent with its normal practices, back-tested performance data will not be shown on the iShares website.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ BENJAMIN HASKIN

Benjamin Haskin

cc:	Deepa Damre

Patrick Ekeruo

Michael Gung

Nicole Hwang

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